Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

April 15, 2012
Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on April 15, 2012.

Item 4	Summary of Material Change

Endeavour Silver and AuRico Gold sign definitive agreement in respect of Endeavour Silver’s acquisition of the El Cubo silver-gold mine and the Guadalupe y Calvo silver-gold project from AuRico Gold

Item 5	Full Description of Material Change

Endeavour Silver Corp. and AuRico Gold Inc. are pleased to announce that they have entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold’s operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million.

On Closing, Endeavour will pay AuRico Gold US$200 million, comprised of, at Endeavour’s election, up to US$100 million of the purchase price in Endeavour common shares and the balance in cash. Post-Closing, AuRico Gold will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events during the three years following Closing.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour’s operating Guanajuato silver-gold mine in the northwest part of the Guanajuato district (see attached map).

Guadalupe y Calvo is an advanced silver-gold exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. AuRico Gold recently announced an updated resource estimate and preliminary economic assessment envisioning a combined open pit and underground silver-gold mining operation at Guadalupe y Calvo.

The acquisition of the El Cubo mine is an excellent fit within Endeavour’s growth strategy of buying mines in historic mining districts where management can create shareholder value by bringing its expertise and capital to bear on expanding reserves and resources, improving mine and mill operations and growing silver and gold production. El Cubo complements Endeavour’s Guanajuato mine and should provide operational synergies going forward, as well as boosting Endeavour’s silver production to immediately move it into the mid-tier of primary silver producers, with little or no equity dilution to shareholders.

The acquisition of the Guadalupe y Calvo project also fits well with Endeavour’s growth strategy as it is located in an historic mining district and has good exploration upside to increase silver-gold resources and the potential to become Endeavour’s fourth mine. Endeavour plans to further explore Guadalupe y Calvo with additional drilling before re-assessing its mining potential.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

April 15, 2012